SEC FILE NUMBER
                                                                      0-27494
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25                      CUSIP NUMBER
                                                                      G34874100
                           NOTIFICATION OF LATE FILING




(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-QSB [ ]Form N-SAR

        For Period Ended:         June 30, 1999
                           -----------------------------------------------------
        [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
        [ ] Transition Report on Form 11-K
        [ ] For the Transition Period Ended:


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                           Leisureplanet Holdings, Ltd.
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Full Name of Registrant
                           First South Africa Corp., Ltd.
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Former Name if Applicable

                           Clarendon House, Church Street
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Address of Principal Executive Office (STREET AND NUMBER)

                            Hamilton HM CX, Bermuda
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City, State and Zip Code

                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
X due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                          PART IV -- OTHER INFORMATION

     1. Name and telephone number of person to contact in regard to this notification

         Clive Kabatznik         011-972-2                533-7195
         ------------------   ----------------      --------------------
            (Name)              (Area Code)          (Telephone Number)

     2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s)         [X]Yes     [ ] No

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     3.  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                          [X]Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                                SEE ATTACHMENT B

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                          LEISUREPLANET HOLDINGS, LTD.
       ------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date   September 27, 1999               By:   /s/ Clive Kabatznik
                                        ----------------------------------------
                                        Clive Kabatznik, President, Vice
                                        Chairman, Chief Executive Officer, Chief
                                        Financial Officer, Director and
                                        Controller

                                  ATTACHMENT A

                              PART III - NARRATIVE


The Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1999 could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters in connection with the discontinuance of the non-core segments of its business. As a result, the financial statements of the Registrant for the fiscal year ended June 30, 1999 and the notes thereto, have not yet been completed.

                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION


The Registrant anticipates reporting that the results of operations for the fiscal year ended June 30, 1999 have substantially changed as compared with the results of operations for the fiscal year ended June 30, 1998. Revenue for the year ended June 30, 1999 is anticipated to be approximately $85.1 million and net loss for the fiscal year ended June 30, 1999 is anticipated to be approximately ($18.7) million.